Exhibit 4.20

Kunlun Energy Company Limited

and

China Oil&Gas Pipeline Network Corporation

Equity Transfer Agreement in respect of PetroChina Beijing Gas Pipeline Co., Ltd.

and PetroChina Dalian LNG Co., Ltd.

December 2020

Beijing

Table of Contents

1.	DEFINITIONS AND INTERPRETATION	1
2.	TRANSACTIONARRANGEMENT AND CONSIDERATION	5
3.	PROFITS AND LOSSES DURING THE TRANSITIONAL PERIOD AND ADJUSTMENTS FOR EVENTS AFTER BASE DATE	6
4.	CONDITIONS PRECEDENT TO CLOSING	7
5.	CLOSING ARRANGEMENT	8
6.	HANDOVER ARRANGEMENT	9
7.	REPRESENTATIONS AND WARRANTIES OF KUNLUN ENERGY	10
8.	REPRESENTATIONS AND WARRANTIES OF PIPECHINA	12
9.	LIABILITY FOR BREACH	13
10.	ANNOUNCEMENTS OF TRANSACTION INFORMATION	13
11.	CONFIDENTIALITY	14
12.	NO ASSIGNMENT	15
13.	FURTHER ASSURANCE	15
14.	TAXES AND EXPENSES	15
15.	NOTICE	16
16.	WAIVERS, RIGHTS AND REMEDIES	17
17.	EFFECTIVENESS AND AMENDMENTS	17
18.	GOVERNING LAW AND DISPUTE RESOLUTION	17
19.	FORCE MAJEURE	18
20.	MISCELLANEOUS	19

This Equity Transfer Agreement in respect of PetroChina Beijing Gas Pipeline Co., Ltd. and PetroChina Dalian LNG Co., Ltd. (this “Agreement”) is entered into by and between the following parties in Beijing, the People’s Republic of China (hereinafter referred to as “China” or the “PRC”) in December 2020:

Kunlun Energy Company Limited (“Kunlun Energy”)

Contact Address: 39th Floor, 118 Connaught Road West, Hong Kong

China Oil&Gas Pipeline Network Corporation ( “PipeChina”)

Contact Address: Rooms 08-10, Floor 6, Building A, 5 Dongtucheng Road, Chaoyang District, Beijing

For purposes of this Agreement, each of the parties hereto shall hereinafter be referred to individually as a “Party”, and collectively as the “Parties”.

Whereas:

1.	Kunlun Energy, an integrated energy player, is a company incorporated in Bermuda and listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “SEHK”) under Stock Code: 00135.HK.

2.

PipeChina is a limited liability company duly established and validly existing under PRC Laws (for purposes of this Agreement, excluding the laws and regulation of Hong Kong Special Administrative Region, the Macau Special Administrative Region and China Taiwan region).

3.

PetroChina Beijing Gas Pipeline Co., Ltd. and PetroChina Dalian LNG Co., Ltd. (collectively, the “Target Companies”) are both limited liability companies duly established and validly existing under PRC Laws, and are currently 60% owned and 75% owned by Kunlun Energy respectively.

4.

On the terms and conditions set forth in this Agreement, PipeChina intends to purchase from Kunlun Energy, and Kunlun Energy intends to sell to PipeChina, all of Kunlun Energy’s equity interests in both Target Companies (this “Transaction”).

NOW, THEREFORE, pursuant to applicable provisions in the Company Law of the People’s Republic of China and the Contract Law of the People’s Republic of China, the Parties enter into this Agreement as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	For purposes of this Agreement, unless otherwise specified, the following terms shall have the meanings set forth below:

“Kunlun Energy”	means	Kunlun Energy Company Limited.

“PipeChina”	means	China Oil&Gas Pipeline Network Corporation.

“Target Companies”	means	collectively PetroChina Beijing Gas Pipeline Co., Ltd. and PetroChina Dalian LNG Co., Ltd., and “Target Company” means either of them.

“Target Equity”	means	the 60% equity interests in PetroChina Beijing Gas Pipeline Co., Ltd. and the 75% equity interests in PetroChina Dalian LNG Co., Ltd. owned by Kunlun Energy.

this “Transaction”	means	the transaction contemplated by this Agreement through which PipeChina will purchase from Kunlun Energy for a cash consideration the Target Equity in accordance with the terms and conditions set forth in this Agreement.

“Transaction Consideration”	means	the amount of the consideration payable by PipeChina to Kunlun Energy for PipeChina’s acquisition of the Target Equity.

“Signing Date”	means	the date on which this Agreement is affixed with the signature of the legal or authorised representative and the company seal of each Party.

“Base Date”	means	December 31, 2019, being the reference date selected by the Parties for the audit and appraisal of the Target Equity performed to determine the price of the Target Equity.

“Closing”	means	the closing of the sale and purchase of the Target Equity in accordance with Article 5 of this Agreement.

“Closing Date”	means	March 31, 2021, or any other date otherwise agreed between the Parties for the holding of the Closing.

“Transitional Period”	means	the period from the Base Date (excluding the very date) to the Closing Date (including the very date).

“Closing Audit”	means	the audit to be performed (together with an audit report to be issued) on the Target Companies within 60 days following the Closing Date by an accounting firm acceptable to both parties and possesses qualifications for securities and futures business practice jointly engaged by the Parties in order to ascertain the profit and loss in respect of the Target Equity during the Transitional Period and the adjustments for subsequent events after the Base Date.

“Appraiser”	means	China United Assets Appraisal Group Co., Ltd.

“Asset Appraisal Reports”	means	collectively the Asset Appraisal Report in respect of the Transaction for the Proposed Transfer by Kunlun Energy Company Limited of its Equity Interests in Beijing Gas Pipeline Co., Ltd. to China Oil&Gas Pipeline Network Corporation and the Asset Appraisal Report (Reference No.: China United Assets Appraisal Group Limited Appraisal Report Zi [2020] No. 889) in respect of the Transaction for the Proposed Transfer by Kunlun Energy Company Limited of its Equity Interests in Dalian LNG Co., Ltd. to China Oil&Gas Pipeline Network Corporation Report (Reference No.: China United Assets Appraisal Group Limited Appraisal Report Zi [2020] No. 889) prepared by the Appraiser in respect of the entire owner’s equity in each of the Target Companies by adopting December 31, 2021 as the Base Date.

“Appraised Assets”	means	the assets listed in the appraised asset breakdown tables contained in the Asset Appraisal Reports.

“Transaction Documents”	means	this Agreement and any and all the supplementary agreements executed from time to time, the Asset Appraisal Reports (including the breakdown tables of the Appraised Assets).

“Representative”	means	with respect to either Party and/or its respective Affiliates, any director, senior officer, employee, agent, consultant, accountant and legal advisor of such Party or an Affiliate thereof.

“Fixed Asset Conversion”	means	the fact that the constructions in progress are completed, have passed the completion acceptance test and have been put into use, and are converted into fixed assets on a Target Company’s accounts.

“Affiliate”	means	with respect to either Party, any entity which is controlled by such Party or upon which such Party has a significant influence, or the actual controlling person of such Party, or any entity which is controlled by the actual controlling person of such Party from time to time.

“IP Rights”	means	patents, trademarks, service marks, company logos, tradenames, domain names, design rights, copyrights (including but not limited to computer software copyrights) and database rights, mask work rights, utility models, industrial design rights, inventions, know-hows and any other intellectual property ( whether or not registered), and any other rights or forms of protection that have the same or similar effect in any jurisdiction in the world, and the term “registration” includes registrations and applications for registration.

“Liabilities”	means	any and all the debts, liabilities and obligations of any nature, whether arising from contracts, laws or otherwise, whether present or future, actual or contingent, determined or nondetermined, whether owed or incurred solely or jointly with any other person as an obligor or guarantor.

“Taxes”	means	(a) taxes imposed with respect to gross or net receipts, profits and income, and (b) any other taxes, levies, customs duties, import taxes, fees and withholding taxes (if applicable) of any nature, including any excise tax, value added tax and additional tax, corporate income tax, individual income tax (if applicable), real property tax, land value added tax, deed tax, cultivated land usage tax, urban land use tax, environmental protection tax, stamp duty, etc., or withholdings of any nature, in each case, including any relevant fine, penalty, late payment penalty and interest.

“Material Adverse Effect” or “Material Adverse Change”	means	any event / change that causes an actual loss to the Target Equity and relevant business as a whole in excess of 10% of the Transaction Consideration.

“Material Loss”	means	an actual loss in excess of 5% of the Transaction Consideration suffered by the Target Equity and relevant business as a whole.

“Force Majeure”	means	an objective circumstance unforeseeable, unavoidable and insurmountable, including act of God, such as earthquake, typhoon, flood or rainstorm (as evidenced by the information published by the local government or meteorological authority), fire, war, epidemic outbreak (including COVID-19 pandemic), act of government, or any change in law, or promulgation of any law, etc., the occurrence of which would have a direct effect on the performance of this Agreement or render it impossible to perform this Agreement in accordance with the agreed conditions.

“Internal Restructuring”	means	the restructuring that Kunlun Energy (including any person (other than the Target Companies) controlled or actually controlled by it) proposes to implement in order to acquire the relevant assets of Beijing Zhongyou Huiyuan Gas Technology Development Co., Ltd. (a subsidiary of Beijing Gas Pipeline Co., Ltd.).

“PRC” or “China”	means	the People’s Republic of China, for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Laws”	means	the laws of the People’s Republic of China, which for purposes of this Agreement, exclude the laws and regulations of the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Day”	means	a calendar day, unless otherwise indicated; provided however, that where a deadline agreed herein falls on a Day that is not a Business Day, the deadline shall be extended to the first Business Day after such Day, and unless otherwise specified, references to “before a Day” shall include such Day itself, while references to “after a Day” shall not include such Day.

“Business Day”	means	any statutory working day other than Saturday, Sunday and statutory holidays.

“Month”	means	a calendar month.

“RMB”	means	Renminbi Yuan.

1.2	Interpretation. For purposes of this Agreement, unless otherwise specified,

(1)

Any reference herein to any law or regulation or any provision thereof shall include the references to any and all the interpretations, amendments and supplements of such law, regulation or provision, as well as any and all the relevant laws and regulations newly promulgated as successors thereof or any and all the relevant supporting or subsidiary legislations thereof;

(2)	Headings used in this Agreement are for convenience only, and shall not in any way affect the interpretation of the meaning of this Agreement;

(3)

For the purpose of denominating any monetary value in RMB, all amounts denominated in other currencies shall be deemed to have been converted into their RMB equivalents at the exchange rates on the relevant dates; and

(4)

Laws and regulations shall include statutes, administrative regulations, administrative rules and local regulations, except as otherwise specified in this Agreement. Any specific reference to any law (including any law of any jurisdiction) shall include (a) such law or regulation, as amended, merged or re-enacted by or on the basis of any other law or regulation heretofore or hereafter; (b) such law or regulation as re-promulgated, whether or not amended; and (c) any supporting legislation (including requirement) enacted heretofore or hereafter under such law or regulation as amended, merged or re-enacted as described in (a) or (b) above, unless any event described in (a) to (c) occurs after the Signing Date and increases or modifies Kunlun Energy’s or PipeChina’s obligations under this Agreement.

2.	TRANSACTION ARRANGEMENT AND CONSIDERATION

2.1

On the terms and conditions set forth in this Agreement, Kunlun Energy intends to transfer to PipeChina, and PipeChina intends to purchase from Kunlun Energy the Target Equity for a cash consideration.

2.2

According to the Asset Appraisal Reports, the appraised value of the Target Equity is equal to RMB40,885,718,745. And the record-keeping procedures for the appraisal result have already been completed in accordance with applicable PRC Laws and regulations. The Parties agree that the Transaction Consideration shall be determined on the basis of the appraised value of the Target Equity and subject finally to the profits and losses during the Transitional Period and the adjustments for subsequent events after the Base Date as described in Article 3 herein below.

2.3	Both Parties agree that PipeChina shall pay Kunlun Energy the Transaction Consideration in cash in two instalments as follows:

(1)

first instalment of Transaction Consideration: Within 20 Days after the Closing Date, PipeChina shall pay Kunlun Energy 85% of the appraised value of the Target Equity, together with the interest accrued thereon from the date immediately following the Closing Date to the date on which such payment arrives at Kunlun Energy’s designated bank account to be calculated at the RMB benchmark interest rate for demand deposits adopted by financial institutions during the same period; and

(2)

second instalment of Transaction Consideration: within 15 Business Days after completion of the Closing Audit under Section 3.1, PipeChina shall pay the remaining amount of the Transaction Consideration which shall be equal to (i) the Transaction Consideration finally determined minus (ii) the first instalment of Transaction Consideration paid under (1) above, together with the interest accrued on the remaining amount from the date immediately following the Closing Date to the date on which such payment arrives at Kunlun Energy’s designated bank account to be calculated at the RMB benchmark interest rate for demand deposits adopted by financial institutions during the same period. In the event that PipeChina fails to complete the foregoing agreed payment within the foregoing agreed time limit due to any PRC governmental examination and approval process, the payment due time shall be extended accordingly, but in no event for more than 5 Business Days.

2.4

Unless otherwise notified in writing, the details of the bank account to be used by the Parties to receive the Transaction Consideration, liquidated damages or any other amount, as the case may be, payable by the other Party hereunder shall be as set forth below:

(1)	Kunlun Energy’s Designated Bank Account Information

[Bank account information is redacted]

(2)	PipeChina’s Designated Bank Account Information

[Bank account information is redacted]

3.	PROFITS AND LOSSES DURING THE TRANSITIONAL PERIOD AND ADJUSTMENTS FOR EVENTS AFTER BASE DATE

3.1

Closing Audit. For the purpose of determining the profits and losses of the Target Equity during the Transitional Period and the adjustments for subsequent events after the Base Date, the Parties agree that, within 60 Days after the Closing Date of the Target Equity, they will jointly engage an accounting firm qualified for securities and futures business practice and acceptable to both Parties to perform the Closing Audit, with the audit fee to be equally shared between the Parties.

3.2

Ownership of the profits and losses during the Transitional Period. PipeChina agrees that, the profits and losses generated during the Transitional Period attributable to the Target Equity shall belong to Kunlun Energy. Any distributable profits of either Target Company that are declared for distribution during the Transitional Period, if attributable to the Target Equity, shall not be included into the Transaction Consideration. To the extent that as determined in the Closing Audit any net profits are generated by either Target Company during the Transitional Period or the net asset value of either Target Company increases as a result of other profits and losses generated during the Transitional Period, PipeChina agrees that Kunlun Energy is entitled to obtain such increased income through dividend distribution by such Target Company. Resolutions of each Target Company for such dividend distribution shall be declared by the Closing Date (including the very date), and the amount of dividends shall be determined on the basis of the amount of distributable profits attributable to the Target Equity generated during the Transitional Period as specified in the Closing Audit Report. The dividend payment date shall be no later than 30 Days from the date of completion of the Closing Audit. Any amount of such increased income that cannot be obtained by Kunlun Energy through dividend shall be included into the Transaction Consideration, and shall be paid no later than the payment of the second instalment of the Transaction Consideration. In the event that either Target Company suffers a loss or the net asset value of either Target Company decreases as a result of other profits and losses arising during the Transitional Period, Kunlun Energy agrees that PipeChina shall have priority to deduct an amount equal to such decrease from the unpaid Transaction Consideration. To the extent that the unpaid Transaction Consideration is insufficient to cover such loss or decrease, the shortfall shall be paid by Kunlun Energy to PipeChina in cash no later than the payment of the second instalment Transaction Consideration.

3.3

Adjustments for subsequent events after the Base Date. Any distributable profits generated by either Target Company before the Base Date that are declared for declaration during the Transitional Period, if attributable to the Target Equity, shall not be included into the Transaction Consideration. To the extent that as determined in the Closing Audit, there is a decrease in the net asset value of either Target Company as a result of the adjustments for subsequent events after the Base Date, Kunlun Energy agrees that PipeChina shall have priority to deduct an amount equal to such decrease from the unpaid Transaction Consideration. To the extent that the unpaid Transaction Consideration cannot cover the decrease, the shortfall shall be paid by Kunlun Energy to PipeChina in cash no later than the payment of the second instalment of the Transaction Consideration. On the contrary, in the event that as determined in the Closing Audit, there is an increase in the net asset value of either Target Company as a result of the adjustments for subsequent events after the Base Date, PipeChina agrees that Kunlun Energy is entitled to obtain such increased income through distribution of distributable profits attributable to the Target Equity. The dividend resolution of each Target Company shall be declared by the Closing Date (including the very date). The dividend payment date shall be no later than 30 Days from the date of completion of the Closing Audit. The amount of dividends declared for distribution during the Transitional Period shall not be included into the Transaction Consideration. Any amount of such increased income that cannot be obtained by Kunlun Energy through dividend shall be included into the Transaction Consideration, and shall be paid no later than the payment of the second instalment of the Transaction Consideration.

4.	CONDITIONS PRECEDENT TO CLOSING

4.1	The Parties acknowledge that the closing of the purchase and sale of the Target Equity is subject to satisfaction of each and all of the following conditions:

(1)

All the representations, undertakings and warranties made by each Party on the Signing Date are true, accurate, complete, and free from misleading, false statements and omissions in all material respects as of the Closing Date;

(2)	Kunlun Energy has approved this Transaction in accordance with its own constitutional documents and the regulatory requirements of the competent regulatory authorities (including the SEHK);

(3)	PipeChina has approved this Transaction in accordance with its constitutional documents;

(4)	Each Target Companies has approved this Transaction in accordance with its constitutional documents;

(5)	All the other shareholders of each Target Company have waived in writing their right of first refusal with respect to the Target Equity;

(6)	The concentration of undertakings filing for this Transaction has either been cleared or is not subject to further review;

(7)	The Asset Appraisal Reports have been certified and filed for record in accordance with applicable PRC Laws and regulations; and

(8)

All the other approvals, licences, filings and registrations known to be necessary for this Transaction have been obtained from or completed with the competent governmental authorities in the PRC, Among the foregoing conditions precedent to Closing, those conditions set forth in Items (2), (4), (5) and (7) shall be the responsibility of Kunlun Energy, the condition set forth in Item (3) shall be the responsibility of PipeChina, and those set forth in Items (1), (6), and (8) shall be the responsibility of both Parties. Other than the condition set forth in Item (1), any of the closing conditions may not be waived, whether unilaterally or mutually.

4.2

Both Parties agree that all conditions precedent set forth in Section 4.1 of this Agreement shall be satisfied as soon as practicable prior to the Closing Date. If the satisfaction of any conditions precedent applicable to either Party requires the assistance of the other Party, the other Party shall use its best efforts to provide such assistance. Both Parties shall keep each other posted on matters related to the conditions precedent, and coordinate with each other to solve problems encountered in the process in a timely fashion. After the Signing Date, neither Party may engage in any act that may hinder or restrict the satisfaction of any condition precedent set forth in Section 4.1 hereof.

4.3

If for any reason not attributable to either Party, any of the conditions precedent agreed in Section 4.1 of this Agreement fails to be satisfied and/or waived by March 31, 2021, the Parties shall agree on an extended Closing Date; provided, that where the Parties fail to reach agreement on the extended Closing Date by March 31, 2022, each Party shall have the right to unilaterally terminate this Agreement in writing on the date immediately thereafter without any liability.

5.	CLOSING ARRANGEMENT

5.1

Closing date. Both Parties hereby agree that all the rights, obligations, liabilities and risks attached to the Target Equity will be transferred from Kunlun Energy to PipeChina at 24:00pm on the Closing Date.

5.2

Transfer of Target Equity and relevant obligations on the Closing Date. Starting from 24:00pm on the Closing Date, the Target Equity and relevant business and personnel of the Target Companies will be deemed to have been received and legally owned by PipeChina on an “as is basis”, and all the obligations, responsibilities and risks related to the Target Equity shall be assumed by PipeChina. Except for the obligations for the handover as explicitly stipulated in this Agreement, from and after 24:00pm on Closing Date, Kunlun Energy will no longer have any obligation, responsibility or risk related to the Target Equity.

In the event that within three years after the Closing Date there occurs any third party claim or administrative penalty which causes Material Losses to PipeChina as a result of any violation of any applicable rules or regulations committed by Kunlun Energy in its operation and management of either Target Company or as a result of any major defect existing in the Target Equity in each case prior to the Closing Date, except as disclosed by Kunlun Energy to PipeChina and reflected in the financial accounts, audit reports, or appraisal reports of Kunlun Energy and/or such Target Company, the Parties shall resolve the issue through amicable consultations.

5.3

Notwithstanding the foregoing, both Parties agree that the consummation of this Transaction shall not change the independent legal person status of either Target Company, and the creditor’s rights, debts, business, employment matters, and contracts of either Target Company shall continue to be enjoyed, borne and performed by such Target Companies under PipeChina’s centralized management. Both Parties agree that the handover and management of the employees and related personnel of the Target Companies shall be implemented by adhering to the principle of “people follow assets (business)”.

5.4

Should any assets of either Target Company bear such trademarks or logos as “昆仑能源”, “Kunlun Energy” , “中石油”, “中国石油”, “PetroChina”, any use by PipeChina of any such trademark or logo after its receipt of the Target Equity and prior to the removal of such trademarks or logos from such assets, shall not be deemed an infringement of any relevant IP Rights or goodwill of Kunlun Energy; provided however, that PipeChina shall remove the foregoing relevant trademarks and logos within 6 months after the Closing Date, unless otherwise agreed in this Agreement. For the avoidance of doubt, from and after 24:00pm on the Closing Date, any legal liability (including but not limited to liability for tort) incurred by either Target Company arising from the bearing of any such trademarks or logos as “昆仑能源”, “Kunlun Energy” or “中石油”,“中国石油”,“PetroChina”, shall be borne by PipeChina.

5.5

On the Signing Date, Kunlun Energy is still in the process of undertaking the Internal Restructuring of relevant assets of Beijing Zhongyou Huiyuan Gas Technology Development Co., Ltd. (a subsidiary of Beijing Gas Pipeline Co., Ltd.) which is expressly excluded from this Transaction as agreed between the Parties. Both Parties agree and acknowledge that Kunlun Energy shall make reasonable best efforts to complete the Internal Restructuring prior to the Closing Date and transfer the Target Equity to PipeChina in accordance with this Agreement. Kunlun Energy undertakes that other than as a result of the Internal Restructuring under this Article, it will not take any action to change the scope of the Appraised Assets of either Target Company.

It is acknowledged that any net profit arising from any transfer or divestiture by Kulun Energy of any Appraised Assets during the Transitional Period shall not be included into the profits and loss generated during the Transitional Period.

6.	HANDOVER ARRANGEMENT

6.1

Both Parties agree to cooperate with each other and assist each other in the preparatory work for the handover of the Target Equity, and work with each other to undertake the handover of the Target Equity starting from 24:00pm on the Closing Date.

6.2

The Parties shall coordinate with each other to assist the Target Companies to complete, no later than 60 Days after the Closing Date, the procedures necessary for the amended business registration of the Target Companies to reflect the transfer of the Target Equity, including but not limited to completing the shareholder change registration and record-keeping filing of the amendments to the articles of association, and replacement of directors, supervisors, and senior management members and company name change (in particular, by removing such words as “PetroChina” or any variation thereof from the names of the Target Companies) with the competent administration for market regulation. The receipt of the new business licenses of both Target Companies shall constitute full satisfaction by both Parties of their obligations for the handover of the Target Equity hereunder.

6.3

Both Parties agree to cooperate with each other and make their reasonable efforts to prepare, deliver and submit all necessary documents in a timely manner so as to complete all the necessary applications, notifications, requests, record-keeping filings and other submissions, and to obtain as soon as practicable from all third parties and governmental authorities any and all the necessary or applicable licenses, consents, approvals and authorizations required for this Transaction. For the avoidance of doubt, PipeChina shall lead and be responsible for the concentration of undertakings filing for this Transaction and Kunlun Energy shall render necessary assistance therein.

6.4

Kunlun Energy shall facilitate to the fullest extent PipeChina’s check and takeover of the assets, liabilities, business and the personnel of each Target Company, including subject to prior reasonable notice to Kunlun Energy and the applicable Target Company permitting the Representatives of PipeChina to access the entities and premises managed and used by such Target Company, and furnishing PipeChina with all the necessary information, materials and assistance.

6.5

In order to ensure the smooth handover, operation and management of the assets, liabilities, business and the personnel of each Target Company as well as the normal operation of the business that depends on either Target Company so as to maintain the service quality and avoid any Material Adverse Effect on the existing production and operation procedures of either Party, Kunlun Energy agrees that prior to the completion of handover it will participate in the operation and management of each Target Company in a way consistent with past practice in accordance with applicable laws and regulations and the articles of association of each Target Company.

7.	REPRESENTATIONS AND WARRANTIES OF KUNLUN ENERGY

Kunlun Energy represents and warrants to PipeChina that, as of the Signing Date and the Closing Date, and prior to the handover of the Target Equity, subject to such exceptions as are disclosed in the Transaction Documents:

7.1

Kunlun Energy has the right, power and capacity to enter into and perform this Agreement and all obligations and responsibilities hereunder, and Kunlun Energy’s execution and performance of this Agreement will not conflict with or result in a violation of:

(1)	any applicable provisions in any of Kunlun Energy’s constitutional documents or any other relevant documents or in any law, regulation or rule applicable to Kunlun Energy;

(2)	any order, judgement or decree issued by any court, governmental authority or regulatory authority prior to the execution of this Agreement; or

(3)

the completion by Kunlun Energy prior to the Closing Date of any necessary procedures as required by any applicable law and/or any agreement or document binding upon Kunlun Energy, except to the extent that Kunlun Energy’s failure to so complete any such procedures will not have a Material Adverse Effect on PipeChina’s operation of either Target Company;

7.2

Except as otherwise specified in this Agreement, Kunlun Energy has obtained, or if not yet obtained, will make every possible endeavor to obtain, all the licenses, authorizations and approvals necessary for Kunlun Energy’s execution and performance of this Agreement as required by applicable laws and regulations currently in effect. All such licenses, authorizations and approvals so obtained by Kunlun Energy in order to ensure the effectuation of this Agreement are legal and effective, and not subject to any situation that may render any of them to be revoked, suspended or terminated hereafter.

7.3

Any and all the materials related to the Target Equity provided by Kunlun Energy to PipeChina or any of its Representatives and consultants are true, accurate and complete in material aspects, and free from false statements, material omissions and misleading statements in material aspects.

7.4

Kunlun Energy has the legal ownership of and/or disposal rights to and in the Target Equity under this Transaction. Kunlun Energy has satisfied in accordance with applicable laws its capital contribution obligations towards each Target Company, without any false capital contribution or surreptitious withdrawal of capital contribution, and neither of the Target Companies is subject to any undisclosed pledge, freeze, any other encumbrance or security interest.

7.5	Kunlun Energy will complete the Closing and handover of the Target Equity as soon as possible in accordance with the terms and conditions set forth in this Agreement.

7.6

Prior to the completion of handover of the Target Equity, other than the Internal Restructuring to be undertaken in accordance with Section 5.5 and any normal provisions for depreciation, amortization, depletion and scrapping, collection of receivables, repayment of debts falling due, Fixed Asset Conversion of constructions in progress, and other normal disposals by either Target Company in the ordinary course of business, Kunlun Energy covenants that it will not make any decision on the taking of any of the following actions, including to make any major adjustments to any assets or business of either Target Company, grant any third party guarantee on the Target Equity, make any major business change or adjustment to the principal business activities concerning either Target Company, make any major adjustments to any accounting policies concerning either Target Company other than as required by applicable laws and regulations, or take any other action that may have a Material Adverse Effect on the normal operation of either Target Company.

If any unforeseeable situation occurs to Kunlun Energy between the Signing Date and the Closing Date, which may cause any representation, warranty or covenant made by Kunlun Energy herein to be untrue, inaccurate or misleading in any material aspect, Kunlun Energy will notify PipeChina in writing within 15 Days from the date of such occurrence.

8.	REPRESENTATIONS AND WARRANTIES OF PIPECHINA

PipeChina represents and warrants to Kunlun Energy that, as of the Signing Date and the Closing Date, and prior to the handover of the Target Equity, subject to such exceptions as are disclosed in the Transaction Documents:

8.1

PipeChina has the right, power and capacity to enter into and perform this Agreement and all obligations and responsibilities hereunder, and PipeChina’s execution and performance of this Agreement will not conflict with or result in a violation of:

(1)	any applicable provisions in any of PipeChina’s constitutional documents or any other relevant documents or in any law, regulation or rule applicable to PipeChina;

(2)	any order, judgement or decree issued by any court, governmental authority or regulatory authority prior to the execution of this Agreement; or

(3)	the completion by PipeChina prior to the Closing Date of any necessary procedures as required by any applicable law and/or any agreement or document binding upon PipeChina.

8.2

Except as otherwise specified in this Agreement, PipeChina has obtained, or if not yet obtained, will make every possible endeavor to obtain, all the licenses, authorizations and approvals necessary for PipeChina’s execution and performance of this Agreement as required by applicable laws and regulations currently in effect. All such licenses, authorizations and approvals so obtained by PipeChina in order to ensure the effectuation of this Agreement are legal and effective, and not subject to any situation that may render any of them to be revoked, suspended or terminated hereafter.

8.3

Any and all the materials related to the Target Equity provided by PipeChina to Kunlun Energy or any of its Representatives and consultants are true, accurate and complete in material aspects, and free from false statements, material omissions and misleading statements in material aspects.

8.4

PipeChina will pay the Transaction Consideration in accordance with the terms and conditions set forth in this Agreement so as to complete the Closing and handover of the Target Equity as soon as possible.

8.5

PipeChina warrants that after the handover of the Target Equity, the business operation of the Target Companies will remain normal and the quality of the services provided by the Target Companies will not be lower than the current level. PipeChina undertakes that after the handover of the Target Equity, it shall not take any material adverse action or allow any material adverse nonaction that may adversely affect Kunlun Energy’s continuous normal use of any equipment or facilities of either Target Company in its production or operation.

If any unforeseeable situation occurs to PipeChina between the Signing Date and the Closing Date, which may cause any representation, warranty or covenant made by PipeChina herein to be untrue, inaccurate or misleading in any material aspect, PipeChina will notify Kunlun Energy in writing within 15 Days from the date of such occurrence.

9.	LIABILITY FOR BREACH

9.1

In the event that either Party makes any representation and/or warranty in this Agreement which is untrue, inaccurate or incomplete in any material aspect or contains any misstatement, omission or misleading statement in any material aspect, or that either Party violates any of its undertakings under this Agreement, or violates any provision of this Agreement, it shall be deemed that such Party has breached this Agreement, in which case, the breaching Party shall indemnify the non-breaching Party against any loss arising therefrom.

9.2

If Kunlun Energy fails to complete any amended business registration with the competent administrations for market regulation for either Target Company as scheduled herein and required hereby, for each Day on which any such registration remains overdue, Kunlun Energy shall pay PipeChina liquidated damages equal to 0.05% of the amount paid by PipeChina by then hereunder, other than any failure not attributable to the fault of Kunlun Energy, including any failure as a result of Force Majeure or any delay attributable to PipeChina or for any reason on the part of any third party.

9.3

If PipeChina fails to pay the Transaction Consideration in accordance with this Agreement, for each Day on which any amount of the Transaction Consideration remains overdue, PipeChina shall pay Kunlun Energy liquidated damages equal to 0.05% of such amount, other than any failure not attributable to the fault of PipeChina, such as any failure as a result of Force Majeure or for any reason on the part of Kunlun Energy or any third party.

10.	ANNOUNCEMENTS OF TRANSACTION INFORMATION

10.1

Either Party (including any of its Affiliates) shall not, without the other Party’s prior consent (which may not be unreasonably withheld or delayed), publish in any form any information in relation to the existence or main contents of this Agreement or any other Transaction Agreement.

10.2

The restrictions under the preceding section shall not apply in case either Party is required to publish a notice, announcement or circular in relation to any restricted information specified in the preceding section by any law, or applicable listing rule, or any competent stock exchange or any other competent regulatory or supervisory authority or department (whether or not such requirement has the force of law), in case of which, the publishing Party shall, prior to such publication, provide the form, contents and timing of such notice, announcement or circular to the other Party, and the other Party shall promptly communicate with the publishing Party and provide written feedback if it has any substantive comments thereon.

11.	CONFIDENTIALITY

11.1

Any information possessed and provided by either Party (in this case, the “Disclosing Party”) to the other Party (in this case, the “Receiving Party”) , including but not limited to, any data relating to the Target Equity, or any information relating to the terms of or negotiations on this Agreement or any other Transaction Document (the “Confidential Information”) shall be used by the Receiving Party or its personnel for the purpose of this Agreement only. Unless otherwise specified herein, without prior written consent of the Disclosing Party, neither the Receiving Party nor its personnel to whom any Confidential Information is made known may provide, disclose or transfer, or license to any Third Party, or advise any Third Party in reliance on, in any form, whether directly or indirectly, any Confidential Information provided by the Disclosing Party. For purposes of this Article, the term “Third Party” means any natural person, legal person, or any other entity other than the Parties to this Agreement, but excluding any Affiliate of either Party.

11.2

Any Confidential Information furnished or disclosed by the Disclosing Party to the Receiving Party may not be disclosed to any person other than to designated employees of the Receiving Party to the extent necessary for the performance of this Agreement; provided, that the Receiving Party may not disclose any Confidential Information to any of its employees until after it has taken all reasonable protective measures, including without limitation, to inform such employees of the confidential nature of the information to be disclosed, and to cause such employees to make confidentiality undertakings no less strict than the confidentiality obligations hereunder so as to prevent any such employee from using any Confidential Information for personal benefits or making any unauthorized disclosure to any Third Party. Any breach by any employee of the Receiving Party shall be deemed a breach by the Receiving Party itself.

11.3

The Receiving Party may provide the Confidential Information to the counsels, accountants, contractors and consultants engaged by it as and when such persons need to know the Confidential Information in order to provide professional assistance to the Receiving Party; provided, that the Receiving Party shall cause each such person to whom such disclosure is made to sign a confidentiality agreement or perform confidentiality obligations in accordance with the applicable code of professional ethics.

11.4

In the event that the Receiving Party is required to disclose any Confidential Information by any rule of any stock exchange on which the Receiving Party is listed or by any competent governmental or regulatory department or authority, the Receiving Party may make the disclosure to the extent so required, without liability hereunder; provided, that the Receiving Party shall, to the extent practicable, prior to such disclosure, promptly notify the Disclosing Party in writing of such required disclosure so as to enable the Disclosing Party to take necessary protective measures, and the Receiving Party shall use commercially reasonable efforts to ensure that all the confidential information so disclosed will be accorded confidential treatment by the applicable governmental or regulatory authorities.

11.5	The obligation of confidentiality set forth in this Article shall be in force and effect in perpetuity.

11.6	The obligation of confidentiality set forth in this Article shall not apply to the following information:

(1)

any information that is already generally known to the public at the time of disclosure by the Disclosing Party, or becomes generally known to the public after disclosure by the Disclosing Party not through any neglect of the Receiving Party or any of its employees, counsels, accountants, contractors, consultants or any other related persons;

(2)

any information that is possessed by the Receiving Party at the time of disclosure by the Disclosing Party and not sourced directly or indirectly from the Disclosing Party, in each case, as demonstrated by written evidence; and

(3)

any information that has already been disclosed to the Receiving Party by a Third Party who is not under confidentiality obligation towards the Disclosing Party and has the right to make such disclosure, in each case, as demonstrated by written evidence.

11.7

Upon rescission or termination of this Agreement, the Receiving Party shall immediately cease to use and not permit any third party to use any Confidential Information of the Disclosing Party. In the meantime, the Receiving Party shall, at the written request of the Disclosing Party, return to the Disclosing Party, or delete or destroy the Confidential Information provided by the Disclosing Party, without keeping any of the same in any form.

12.	NO ASSIGNMENT

Unless as otherwise provided in this Agreement or otherwise agreed between the Parties, neither Party may transfer, assign or otherwise dispose of all or any part of its rights under this Agreement, nor may it grant, create or dispose of any right, interests or obligation thereon or therein. Any attempted transfer or assignment or disposal in violation of this Article shall be null and void.

13.	FURTHER ASSURANCE

Each Party shall sign (or cause the signing of) any other documents required by relevant laws and regulations, or necessary for implementation of or giving effect to this Agreement.

14.	TAXES AND EXPENSES

14.1

Subject to Section 14.2 and unless otherwise provided in this Agreement (or any other Transaction Document), each Party shall legally bear its own costs, fees and any other expenses incurred by it in connection with this Transaction.

14.2

Considering the fact that Kunlun Energy is an offshore company and is therefore subject to certain restrictions including foreign exchange control in terms of payment of domestic PRC Taxes, PipeChina agrees to withhold and pay on behalf of Kunlun Energy the withholding tax for transfer of properties in China imposed in relation to this Transaction payable by Kunlun Energy. For that purpose, PipeChina may deduct from any amount of the Transaction Consideration payable such withholding tax in accordance with applicable PRC tax laws and regulations. After written confirmation by Kunlun Energy, PipeChina will declare and pay as Kunlun Energy’s withholding agent to competent tax office(s) under the State Administration of Taxation of the PRC the withholding tax for transfer of properties in China imposed in relation to this Transaction and go through the overseas payment filings, including having necessary consultations or discussions with relevant tax authorities, in connection with which, Kunlun Energy shall render necessary assistance and cooperation. Within three Business Days after any payment of any amount of tax on behalf of Kunlun Energy as described above, PipeChina shall be obligated to provide Kunlun Energy with the tax returns and tax payment certificates. Any and all the costs and expenses incurred by PipeChina in connection with its acting as the withholding agent of Kunlun Energy under this Article, including without limitation, fees and expenses incurred in the engagement of any tax advisor to handle the payment of relevant Taxes and charges on behalf of Kunlun Energy, shall be borne by Kunlun Energy.

14.3

For purposes of this Transaction, unless as otherwise provided in laws or regulations and/or otherwise agreed between the Parties, all fees, costs and expenses incurred in connection with the handover of the Target Equity shall be reasonably apportioned by the Parties and settled through negotiation.

14.4

Both Parties agree that the tax costs of the Target Equity shall be transferred together with the Target Equity. For the avoidance of doubt, from and after the Closing Date, to the extent that either Target Company suffers a claim of tax deficiency brought by any competent tax authority and incurs any additional tax liability as a result, such additional tax liability shall be borne by such Target Company then existing. Where Kunlun Energy or PipeChina is required to pay any underpaid tax or late payment penalty in connection therewith, such issue shall be resolved through amicable consultations between the Parties.

15.	NOTICE

15.1

All notices related to this Agreement shall be written in Chinese, and shall be given by personal delivery, fax, email or express mail service of couriers acceptable to both Parties, and shall be deemed to have been received as follows:

(1)	upon delivery to the recipient if by personal delivery, or three Days after being sent out if by express mail service;

(2)	upon successful transmission by the sender as indicated on the fax machine if by fax; or

(3)

upon arrival of the relevant email message at the recipient’s mailbox if by email. Notwithstanding the foregoing, in any event, a notice not given during normal business hours at the destination of the recipient shall be deemed to have been received on the opening of business hours on the next Business Day.

15.2	The Parties’ contact details to be used for the purpose of Section 15.1 shall be as set forth below:

(1)	Kunlun Energy’s Contact Information:

Address: 9 Dongzhimen North Street, Dongcheng District, Beijing

[Contact person’s information is redacted]

(2)	PipeChina’s Contact Information:

Address: 6 / F, Block A, No. 5 Dongtucheng Road, Chaoyang District, Beijing

[Contact person’s information is redacted]

16.	WAIVERS, RIGHTS AND REMEDIES

Unless otherwise specified in this Agreement, either Party’s failure to exercise or delay in the exercise of any right, power or remedy under this Agreement or any other Transaction Document shall not constitute a waiver of such right, power or remedy, or preclude such Party’s subsequent exercise of such right, power or remedy. Any single or partial exercise of any such right, power or remedy shall not preclude any further exercise of such right, power or remedy.

17.	EFFECTIVENESS AND AMENDMENTS

17.1

This Agreement shall be formed upon being signed by the legal or authorized representatives and affixed with the company seals of both Parties, and shall take effect upon satisfaction of both of the following conditions:

(1)	This Transaction has been reviewed and approved by Kunlun Energy’s shareholders at the relevant general meeting; and

(2)	This Transaction has been reviewed and approved by PipeChina’s internal governing body empowered to do so.

17.2

After this Agreement is executed, any modification of or amendment to this Agreement or any other Transaction Document shall be in writing, and shall be signed by the legal or authorized representatives and affixed with the company seals of both Parties.

17.3

In the event that any provision in this Agreement is or becomes invalid or unenforceable in any aspect pursuant to laws or regulations, such provision shall not have force in such aspect and the validity of any other provision hereof shall not be affected thereby, in which case, the Parties shall make reasonable efforts to replace such provision with a provision which is valid and enforceable and has effect and intended effect as close as possible to such invalid provision in such aspect.

18.	GOVERNING LAW AND DISPUTE RESOLUTION

18.1	The execution, validity, interpretation, performance of, and resolution of disputes under this Agreement shall be governed by PRC Laws.

18.2

In case of any dispute, controversy or claim (each a “Dispute”) arising from or in connection with the interpretation or performance of this Agreement, the Parties shall endeavour to resolve such Dispute through amicable negotiations. The Parties may consult regulatory agencies in the course of such negotiation. In the event that the Parties fail to agree on a solution to any Dispute within 60 Days after the Party claiming Dispute raises the Dispute to the other Party, each Party may refer such Dispute to arbitration.

18.3

Disputes shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) for resolution through arbitration in accordance with CIETAC’s arbitration rules then in effect. The arbitral tribunal shall be composed of three arbitrators. Each Party shall appoint one arbitrator and the third arbitrator shall be jointly appointed by the first two arbitrators. Where the first two arbitrators fail to reach agreement on the appointment of the third arbitrator, the third arbitrator shall be appointed by CIETAC.

18.4	The arbitral proceeding shall be administered by CIETAC as the hosting arbitration institution, and shall be conducted in Chinese. The arbitration shall be seated in Beijing.

18.5	The arbitral award rendered in accordance with the above arbitral proceeding shall be final and binding upon both Parties, and enforceable in accordance with its terms.

18.6

Costs of arbitration shall be borne by the losing Party. The Parties agree that in the event that it is necessary for one Party to enforce the arbitral award through any legal proceeding, all reasonable fees, expenses and attorney’s fees in relation to the enforcement shall be borne by the Party against whom the arbitral award is enforced.

18.7	During the period when a Dispute is being resolved, the Parties shall in all other respects continue their implementation of this Agreement, except for the matters in dispute.

19.	FORCE MAJEURE

In the event that either Party is prevented from performing its obligations under this Agreement in whole or in part due to the occurrence of an event of Force Majeure (a “Force Majeure Event”), such Party shall be fully or partially released from the liability for failure to perform to the extent of the effect of such Force Majeure Event on such Party. The performance of the obligations of the Parties under this Agreement shall be suspended during the period when the performance of the obligations is rendered impossible by such Force Majeure Event, and shall be extended automatically for a period equal to such period of suspension. The Party suffering a Force Majeure Event shall notify the other Party in writing as soon as possible, and within 30 Days as of the occurrence of such Force Majeure Event, provide valid documents to evidence the occurrence and time of occurrence of such Force Majeure Event. The Party affected by such Force Majeure Event shall take all reasonable measures to mitigate the consequences of force majeure as soon as possible. Upon occurrence of a Force Majeure Event, the Parties shall immediately enter into negotiations for a fair solution and use their best efforts to mitigate the consequences of Force Majeure.

20.	MISCELLANEOUS

20.1

This Agreement shall constitute all the legal documentation for this Transaction. In the event of any discrepancy between this Agreement and any prior oral discussion or written agreement between the Parties in respect of this Transaction, this Agreement shall prevail.

20.2

Any matter not covered hereunder may be set forth in a written supplementary agreement to be further executed by and between the Parties after having reached agreement thereon, which supplementary agreemen shall have equal legal force as this Agreement.

20.3

This Agreement is written in Chinese. This Agreement shall be executed in eight counterparts with equal legal force, two for each Party, and the remaining counterparts for filing with competent governmental authorities.

[End of text]

Kunlun Energy Company Limited (Company seal affixed)

Signed by:	/s/
Authorized representative

China Oil&Gas Pipeline Network Corporation (Company seal affixed)

Signed by:	Zhang Wei /s/
Legal or authorized representative